SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-24209

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	X Form 10-Q
☐ Form N-SAR
For Period Ended: April 30, 2006
☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form N-SAR
For Period Ended: N/A
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I REGISTRANT INFORMATION
SMARTIRE SYSTEMS INC. (Full name of registrant)
Former name if applicable:
#150 - 13151 Vanier Place
Richmond, British Columbia, Canada V6V 2J1
(Address of principal executive office)

PART II RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

The Company is conducting an internal inquiry into certain accounting-related matters and has concluded that certain of its past Annual Reports and Quarterly Reports on Forms 10-KSB and 10-QSB should not be relied upon. Because the efforts of the Company’s management and accounting staff have been focused on the inquiry and the process of restating the financial statements in the Company’s past reports, the Company will not be able to file its Quarterly Report on Form 10-QSB for the period ended April 30, 2006 on a timely basis. The Company will file such report as soon as practicable.

PART IV OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

(Name) Michael Pflaum, Esq.	(Area Code) 212-	(Telephone Number) 801-9200
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

X Yes No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

X Yes No
The Company is currently unable to determine whether there will be any significant change in the results of operations from the corresponding period for the last fiscal year because of the uncertainty regarding the previously reported results that is the subject of the Company’s inquiry.

SMARTIRE SYSTEMS INC.

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 14, 2006	By: /s/ Jeff Finkelstein
Name: Jeff Finkelstein Title: Chief Financial Officer